

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2015

Aaron B. Holmes
Managing Director
Accenture SCA
46A, Avenue J.F. Kennedy
L-1855 Luxembourg

>   **Re: Accenture SCA**
>   **Information Statement on Schedule 14C**
>   **Filed April 30, 2015**
>   **File No. 000-49713**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1.   We note that you filed your preliminary information statement using the EDGAR tag PRE14C. It appears that you should have filed your information statement using the EDGAR tag PREM14C as the filing relates to a merger or acquisition. Please refile the information statement using the EDGAR tag for merger proxies or advise.

Proposal Number One: The Merger

U.S. Federal Securities Law Consequences, page 29

2.   We note that the issuance of Accenture Holdings' ordinary shares to Class I Common Shareholders will not be registered under the Securities Act and that, instead, you are relying upon the exemption from registration provided by Section 3(a)(10) of the Securities Act. In your response letter, please provide us with a detailed factual and legal analysis setting forth why you believe you may properly rely on this exemption. In

Aaron B. Holmes
Accenture SCA
May 8, 2015
Page 2

preparing your response, please refer to the Division of Corporation Finance Staff Legal Bulletin No. 3A (June 18, 2008).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Marisa D. Stavenas, Esq.
        Simpson Thacher & Bartlett LLP